UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

WCM Select US Equity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

626-385-5777

Name and address of agent for service of process:

Diane J. Drake	with a copy to:	Laurie Anne Dee
WCM Select US Equity Fund		Morgan, Lewis & Bockius LLP
c/o Mutual Fund Administration, LLC		600 Anton Boulevard, Suite 1800
2220 E. Route 66, Suite 226		Costa Mesa, CA 92626-7653
Glendora, CA 91740

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Glendora in the State of California, as of the 9th day of June, 2026.

WCM Select US Equity Fund

By:	/s/ Rita Dam
Name:	Rita Dam
Title:	Trustee

Attest:	/s/ Diane J. Drake
Name:	Diane J. Drake
Title:	Secretary